UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Monotype Imaging Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

61022P100

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

GREG LEMPEL

1177 West Loop South, Suite 1625

Houston, Texas 77027

(713) 482-2196

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,815,909
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,815,909
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,146,808
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,146,808
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,146,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		248,290
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

248,290
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		140,794
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

140,794
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		140,794
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

140,794
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		140,794
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

140,794
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,815,909
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,815,909
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,815,909
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,815,909
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,815,909
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,815,909
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,815,909
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,815,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,815,909
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,815,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,815,909
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,815,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		938,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

938,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

938,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

14

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		938,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

938,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

938,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

15

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		938,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

938,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

938,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

CO

16

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		938,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

938,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

938,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

17

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		938,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

938,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

938,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

CO

18

CUSIP No. 61022P100

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		938,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

938,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

938,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 61022P100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Monotype Imaging Holdings Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 600 Unicorn Park Drive, Woburn, Massachusetts 01801.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
20

CUSIP No. 61022P100

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xiii)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);
(xiv)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;
(xv)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;
(xvi)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;
(xvii)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management; and
(xviii)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Feld and Mitchell are referred to as the “Starboard Parties” and BLR Partners, BLRPart GP, BLRGP, Fondren, FMLP, and Mr. Radoff are referred to as the “BLR Parties.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, TX 77027.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal business of BLR Partners is investing in securities. The principal business of BLRPart GP is serving as the general partner of BLR Partners. The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP.

21

CUSIP No. 61022P100

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Mitchell, Feld and Radoff are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 2,146,808 Shares beneficially owned by Starboard V&O Fund is approximately $40,556,547, excluding brokerage commissions. The aggregate purchase price of the 248,290 Shares beneficially owned by Starboard S LLC is approximately $4,692,047, excluding brokerage commissions. The aggregate purchase price of the 140,794 Shares beneficially owned by Starboard C LP is approximately $2,658,756, excluding brokerage commissions. The aggregate purchase price of the 280,017 Shares held in the Starboard Value LP Account is approximately $5,321,731, excluding brokerage commissions.

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 938,637 Shares owned directly by BLR Partners is approximately $17,732,742, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

22

CUSIP No. 61022P100

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,717,178 Shares outstanding, as of July 25, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2017.

A.	Starboard V&O Fund
(a)	As of the close of business on October 6, 2017, Starboard V&O Fund beneficially owned 2,146,808 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,146,808
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,146,808
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on October 6, 2017, Starboard S LLC beneficially owned 248,290 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 248,290
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 248,290
4. Shared power to dispose or direct the disposition: 0

23

CUSIP No. 61022P100

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on October 6, 2017, Starboard C LP beneficially owned 140,794 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 140,794
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 140,794
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 140,794 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 140,794
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 140,794
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 140,794 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 140,794
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 140,794
4. Shared power to dispose or direct the disposition: 0

24

CUSIP No. 61022P100

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Value LP

(a)	As of the close of business on October 6, 2017, 280,017 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,146,808 Shares owned by Starboard V&O Fund, (ii) 248,290 Shares owned by Starboard S LLC, (iii) 140,794 Shares owned by Starboard C LP, and (iv) 280,017 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 2,815,909
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,815,909
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,146,808 Shares owned by Starboard V&O Fund, (ii) 248,290 Shares owned by Starboard S LLC, (iii) 140,794 Shares owned by Starboard C LP, and (iv) 280,017 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 2,815,909
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,815,909
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,146,808 Shares owned by Starboard V&O Fund, (ii) 248,290 Shares owned by Starboard S LLC, (iii) 140,794 Shares owned by Starboard C LP, and (iv) 280,017 Shares held in the Starboard Value LP Account.

25

CUSIP No. 61022P100

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 2,815,909
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,815,909
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,146,808 Shares owned by Starboard V&O Fund, (ii) 248,290 Shares owned by Starboard S LLC, (iii) 140,794 Shares owned by Starboard C LP, and (iv) 280,017 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 2,815,909
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,815,909
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,146,808 Shares owned by Starboard V&O Fund, (ii) 248,290 Shares owned by Starboard S LLC, (iii) 140,794 Shares owned by Starboard C LP, and (iv) 280,017 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,815,909
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,815,909

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
26

CUSIP No. 61022P100

K.	BLR Partners
(a)	As of the close of business on October 6, 2017, BLR Partners beneficially owned 938,637 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 938,637
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 938,637

(c)	The transactions in the Shares by BLR Partners during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	BLRPart GP
(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 938,637 Shares owned by BLR Partners.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 938,637
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 938,637

(c)	BLRPart GP has not entered into any transactions in the Shares during the past sxity days. The transactions in the Shares on behalf of BLR Partners during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	BLRGP
(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 938,637 Shares owned by BLR Partners.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 938,637
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 938,637

(c)	BLRGP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of BLR Partners during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
27

CUSIP No. 61022P100

N.	Fondren Management
(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 938,637 Shares owned by BLR Partners.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 938,637
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 938,637

(c)	Fondren Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of BLR Partners during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
O.	FMLP
(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 938,637 Shares owned by BLR Partners.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 938,637
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 938,637

(c)	FMLP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of BLR Partners during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
P.	Mr. Radoff
(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 938,637 Shares owned by BLR Partners.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 938,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 938,637
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of BLR Partners during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

As of the close of business on October 6, 2017, the Reporting Persons collectively beneficially owned an aggregate of 3,754,546 Shares, constituting approximately 9.0% of the Shares outstanding.

28

CUSIP No. 61022P100

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 21, 2017, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) in which the Reporting Persons agreed, among other things, (i) to form a group for the purpose of engaging in discussions with the Issuer regarding means to enhance stockholder value and corporate governance, (ii) to take any other actions the group determines to undertake in connection with their respective investment in the Issuer, including, but not limited to, a potential solicitation of proxies in furtherance of seeking representation on the Issuer’s Board of Directors, (iii) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (iv) that each of the Starboard Parties and BLR Parties will pay directly all pre-approved expenses incurred in connection with the group’s activities based on their pro rata ownership percentage of the Shares, as adjusted each month, and (v) that a trading policy will be in effect during the term of the Group Agreement, which provides, among other things, that each of the Starboard Parties and BLR Parties will only buy, sell or otherwise transact in securities of the Issuer approximately in proportion to the agreed upon target position of the parties. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement, dated August 21, 2017.
99.2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

29

CUSIP No. 61022P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

30

CUSIP No. 61022P100

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

31

CUSIP No. 61022P100

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 61022P100

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	27,851	18.8074	08/07/2017
Purchase of Common Stock	27,852	18.8074	08/07/2017
Purchase of Common Stock	3,820	18.8449	08/07/2017
Purchase of Common Stock	3,820	18.8449	08/07/2017
Purchase of Common Stock	26,156	18.8144	08/08/2017
Purchase of Common Stock	26,156	18.8144	08/08/2017
Purchase of Common Stock	4,289	18.8799	08/08/2017
Purchase of Common Stock	4,289	18.8799	08/08/2017
Purchase of Common Stock	9,550	18.8990	08/09/2017
Purchase of Common Stock	9,550	18.8990	08/09/2017
Purchase of Common Stock	13,649	18.9937	08/09/2017
Purchase of Common Stock	13,649	18.9937	08/09/2017
Purchase of Common Stock	2,181	19.0276	08/09/2017
Purchase of Common Stock	2,181	19.0276	08/09/2017
Purchase of Common Stock	3,043	18.8491	08/10/2017
Purchase of Common Stock	3,043	18.8491	08/10/2017
Purchase of Common Stock	11,274	18.9244	08/10/2017
Purchase of Common Stock	11,274	18.9244	08/10/2017
Purchase of Common Stock	13,219	18.9432	08/10/2017
Purchase of Common Stock	13,218	18.9432	08/10/2017
Purchase of Common Stock	7,640	18.8305	08/11/2017
Purchase of Common Stock	7,640	18.8305	08/11/2017
Purchase of Common Stock	17,541	18.9417	08/11/2017
Purchase of Common Stock	17,541	18.9417	08/11/2017
Purchase of Common Stock	10,459	19.1294	08/14/2017
Purchase of Common Stock	10,460	19.1294	08/14/2017
Purchase of Common Stock	13,224	19.4122	08/14/2017
Purchase of Common Stock	13,224	19.4122	08/14/2017
Purchase of Common Stock	72,580	18.6291	08/16/2017
Purchase of Common Stock	72,580	18.6291	08/16/2017
Purchase of Common Stock	13,370	18.7149	08/16/2017
Purchase of Common Stock	13,370	18.7149	08/16/2017
Purchase of Common Stock	6,188	18.2491	08/22/2017
Purchase of Common Stock	4,954	18.2928	08/22/2017
Purchase of Common Stock	31,833	18.3500	08/22/2017
Sale of Common Stock	(39,610)	18.1530	08/28/2017
Sale of Common Stock	(36,774)	18.1530	08/28/2017
Purchase of Forward Contract	76,384	18.1880	08/28/2017

CUSIP No. 61022P100

Sale of Common Stock	(39,610)	18.1491	08/29/2017
Sale of Common Stock	(36,774)	18.1491	08/29/2017
Purchase of Forward Contract	76,384	18.1849	08/29/2017
Sale of Common Stock	(39,610)	18.1681	08/30/2017
Sale of Common Stock	(36,774)	18.1681	08/30/2017
Purchase of Forward Contract	76,384	18.2011	08/30/2017
Sale of Common Stock	(39,610)	18.3386	08/31/2017
Sale of Common Stock	(36,774)	18.3386	08/31/2017
Purchase of Forward Contract	76,384	18.3476	08/31/2017
Sale of Common Stock	(39,610)	18.2320	09/01/2017
Sale of Common Stock	(36,774)	18.2320	09/01/2017
Purchase of Forward Contract	76,384	18.2756	09/01/2017
Sale of Common Stock	(39,610)	19.0297	09/06/2017
Sale of Common Stock	(36,774)	19.0297	09/06/2017
Purchase of Forward Contract	76,384	19.0619	09/06/2017
Sale of Common Stock	(39,610)	19.6205	09/07/2017
Sale of Common Stock	(36,774)	19.6205	09/07/2017
Purchase of Forward Contract	76,384	19.6583	09/07/2017
Sale of Common Stock	(39,610)	19.7044	09/11/2017
Sale of Common Stock	(36,774)	19.7044	09/11/2017
Purchase of Forward Contract	76,384	19.7435	09/11/2017
Sale of Common Stock	(39,610)	19.5807	09/18/2017
Sale of Common Stock	(36,774)	19.5807	09/18/2017
Purchase of Forward Contract	76,384	19.6095	09/18/2017
Sale of Common Stock	(39,610)	18.9601	09/19/2017
Sale of Common Stock	(36,774)	18.9601	09/19/2017
Purchase of Forward Contract	76,384	18.9929	09/19/2017
Sale of Common Stock	(39,610)	18.7511	09/20/2017
Sale of Common Stock	(36,775)	18.7511	09/20/2017
Purchase of Forward Contract	76,385	18.7638	09/20/2017
Purchase of Common Stock	11,475	18.2750	09/21/2017
Purchase of Common Stock	4,705	18.2997	09/21/2017
Purchase of Common Stock	26,851	18.4781	09/21/2017
Purchase of Common Stock	8,606	18.5235	09/22/2017
Purchase of Common Stock	4,705	18.3857	09/26/2017
Purchase of Common Stock	115	18.425	09/26/2017
Purchase of Common Stock	9,467	18.4591	09/26/2017
Purchase of Common Stock	26,392	18.6063	09/26/2017
Purchase of Common Stock	43,709	18.7027	09/26/2017
Purchase of Common Stock	74,504	18.7579	09/26/2017
Purchase of Common Stock	41,740	18.8448	09/27/2017
Purchase of Common Stock	910	18.8484	09/27/2017
Purchase of Common Stock	50,707	18.8684	09/27/2017
Purchase of Common Stock	216,304	18.8792	09/27/2017
Purchase of Common Stock	11,475	18.7363	09/28/2017
Purchase of Common Stock	11,475	18.7363	09/28/2017
Purchase of Common Stock	6,337	18.8199	09/28/2017
Purchase of Common Stock	6,337	18.8199	09/28/2017
Purchase of Common Stock	1,635	19.0000	09/28/2017
Purchase of Common Stock	1,635	19.0000	09/28/2017
Purchase of Common Stock	23,523	19.0345	09/28/2017
Purchase of Common Stock	23,523	19.0345	09/28/2017
Purchase of Common Stock	14,407	19.0632	09/28/2017

CUSIP No. 61022P100

Purchase of Common Stock	14,407	19.0632	09/28/2017
Purchase of Common Stock	2,625	18.9565	09/29/2017
Purchase of Common Stock	2,626	18.9565	09/29/2017
Purchase of Common Stock	2,988	18.9921	09/29/2017
Purchase of Common Stock	2,988	18.9921	09/29/2017
Purchase of Common Stock	170	19.3750	10/03/2017
Purchase of Common Stock	452	19.3813	10/03/2017
Purchase of Common Stock	141,188	19.4100	10/03/2017
Purchase of Common Stock	141,187	19.3100	10/04/2017
Purchase of Common Stock	25,537	19.8291	10/05/2017
Purchase of Common Stock	28,237	19.8587	10/05/2017
Exercise of Forward Contract	229,153	19.0702	10/06/2017
Exercise of Forward Contract	611,072	18.6682	10/06/2017
Purchase of Common Stock	2,479	20.0891	10/06/2017
Purchase of Common Stock	3,183	19.9914	10/06/2017
Purchase of Common Stock	26,529	20.1000	10/06/2017

Starboard Value and Opportunity S LLC

Purchase of Common Stock	6,416	18.8074	08/07/2017
Purchase of Common Stock	880	18.8449	08/07/2017
Purchase of Common Stock	6,025	18.8144	08/08/2017
Purchase of Common Stock	988	18.8799	08/08/2017
Purchase of Common Stock	2,200	18.8990	08/09/2017
Purchase of Common Stock	3,144	18.9937	08/09/2017
Purchase of Common Stock	503	19.0276	08/09/2017
Purchase of Common Stock	701	18.8491	08/10/2017
Purchase of Common Stock	2,597	18.9244	08/10/2017
Purchase of Common Stock	3,045	18.9432	08/10/2017
Purchase of Common Stock	1,760	18.8305	08/11/2017
Purchase of Common Stock	4,041	18.9417	08/11/2017
Purchase of Common Stock	2,409	19.1294	08/14/2017
Purchase of Common Stock	3,047	19.4122	08/14/2017
Purchase of Common Stock	16,720	18.6291	08/16/2017
Purchase of Common Stock	3,080	18.7149	08/16/2017
Purchase of Common Stock	713	18.2491	08/22/2017
Purchase of Common Stock	571	18.2928	08/22/2017
Purchase of Common Stock	3,666	18.3500	08/22/2017
Sale of Common Stock	(8,806)	18.1530	08/28/2017
Purchase of Forward Contract	8,806	18.1880	08/28/2017
Sale of Common Stock	(8,806)	18.1491	08/29/2017
Purchase of Forward Contract	8,806	18.1849	08/29/2017
Sale of Common Stock	(8,806)	18.1681	08/30/2017
Purchase of Forward Contract	8,806	18.2011	08/30/2017
Sale of Common Stock	(8,806)	18.3386	08/31/2017
Purchase of Forward Contract	8,806	18.3476	08/31/2017
Sale of Common Stock	(8,806)	18.2320	09/01/2017
Purchase of Forward Contract	8,806	18.2756	09/01/2017
Sale of Common Stock	(8,806)	19.0297	09/06/2017
Purchase of Forward Contract	8,806	19.0619	09/06/2017
Sale of Common Stock	(8,806)	19.6205	09/07/2017

CUSIP No. 61022P100

Purchase of Forward Contract	8,806	19.6583	09/07/2017
Sale of Common Stock	(8,806)	19.7044	09/11/2017
Purchase of Forward Contract	8,806	19.7435	09/11/2017
Sale of Common Stock	(8,806)	19.5807	09/18/2017
Purchase of Forward Contract	8,806	19.6095	09/18/2017
Sale of Common Stock	(8,806)	18.9601	09/19/2017
Purchase of Forward Contract	8,806	18.9929	09/19/2017
Sale of Common Stock	(8,806)	18.7511	09/20/2017
Purchase of Forward Contract	8,806	18.7638	09/20/2017
Purchase of Common Stock	1,320	18.2750	09/21/2017
Purchase of Common Stock	541	18.2997	09/21/2017
Purchase of Common Stock	3,089	18.4781	09/21/2017
Purchase of Common Stock	990	18.5235	09/22/2017
Purchase of Common Stock	541	18.3857	09/26/2017
Purchase of Common Stock	13	18.4250	09/26/2017
Purchase of Common Stock	1,089	18.4591	09/26/2017
Purchase of Common Stock	3,036	18.6063	09/26/2017
Purchase of Common Stock	5,028	18.7027	09/26/2017
Purchase of Common Stock	8,570	18.7579	09/26/2017
Purchase of Common Stock	4,801	18.8448	09/27/2017
Purchase of Common Stock	105	18.8484	09/27/2017
Purchase of Common Stock	5,833	18.8684	09/27/2017
Purchase of Common Stock	24,882	18.8792	09/27/2017
Purchase of Common Stock	2,640	18.7363	09/28/2017
Purchase of Common Stock	1,458	18.8199	09/28/2017
Purchase of Common Stock	376	19.0000	09/28/2017
Purchase of Common Stock	5,412	19.0345	09/28/2017
Purchase of Common Stock	3,315	19.0632	09/28/2017
Purchase of Common Stock	604	18.9565	09/29/2017
Purchase of Common Stock	688	18.9921	09/29/2017
Purchase of Common Stock	20	19.3750	10/03/2017
Purchase of Common Stock	53	19.3813	10/03/2017
Purchase of Common Stock	16,687	19.4100	10/03/2017
Purchase of Common Stock	16,688	19.3100	10/04/2017
Purchase of Common Stock	3,338	19.8587	10/05/2017
Purchase of Common Stock	3,018	19.8291	10/05/2017
Exercise of Forward Contract	26,418	19.0472	10/06/2017
Exercise of Forward Contract	70,448	18.6452	10/06/2017
Purchase of Common Stock	293	20.0891	10/06/2017
Purchase of Common Stock	376	19.9914	10/06/2017
Purchase of Common Stock	3,136	20.1000	10/06/2017

Starboard Value and Opportunity C LP

Purchase of Common Stock	3,646	18.8074	08/07/2017
Purchase of Common Stock	500	18.8449	08/07/2017
Purchase of Common Stock	3,424	18.8144	08/08/2017
Purchase of Common Stock	562	18.8799	08/08/2017
Purchase of Common Stock	1,250	18.8990	08/09/2017
Purchase of Common Stock	1,786	18.9937	08/09/2017
Purchase of Common Stock	285	19.0276	08/09/2017

CUSIP No. 61022P100

Purchase of Common Stock	398	18.8491	08/10/2017
Purchase of Common Stock	1,476	18.9244	08/10/2017
Purchase of Common Stock	1,730	18.9432	08/10/2017
Purchase of Common Stock	1,000	18.8305	08/11/2017
Purchase of Common Stock	2,296	18.9417	08/11/2017
Purchase of Common Stock	1,369	19.1294	08/14/2017
Purchase of Common Stock	1,731	19.4122	08/14/2017
Purchase of Common Stock	9,500	18.6291	08/16/2017
Purchase of Common Stock	1,750	18.7149	08/16/2017
Purchase of Common Stock	405	18.2491	08/22/2017
Purchase of Common Stock	324	18.2928	08/22/2017
Purchase of Common Stock	2,083	18.3500	08/22/2017
Sale of Common Stock	(5,003)	18.1530	08/28/2017
Purchase of Forward Contract	5,003	18.1880	08/28/2017
Sale of Common Stock	(5,003)	18.1491	08/29/2017
Purchase of Forward Contract	5,003	18.1849	08/29/2017
Sale of Common Stock	(5,003)	18.1681	08/30/2017
Purchase of Forward Contract	5,003	18.2011	08/30/2017
Sale of Common Stock	(5,003)	18.3386	08/31/2017
Purchase of Forward Contract	5,003	18.3476	08/31/2017
Sale of Common Stock	(5,003)	18.2320	09/01/2017
Purchase of Forward Contract	5,003	18.2756	09/01/2017
Sale of Common Stock	(5,004)	19.0297	09/06/2017
Purchase of Forward Contract	5,004	19.0619	09/06/2017
Sale of Common Stock	(5,003)	19.6205	09/07/2017
Purchase of Forward Contract	5,003	19.6583	09/07/2017
Sale of Common Stock	(5,004)	19.7044	09/11/2017
Purchase of Forward Contract	5,004	19.7435	09/11/2017
Sale of Common Stock	(5,003)	19.5807	09/18/2017
Purchase of Forward Contract	5,003	19.6095	09/18/2017
Sale of Common Stock	(5,004)	18.9601	09/19/2017
Purchase of Forward Contract	5,004	18.9929	09/19/2017
Sale of Common Stock	(5,003)	18.7511	09/20/2017
Purchase of Forward Contract	5,003	18.7638	09/20/2017
Purchase of Common Stock	750	18.2750	09/21/2017
Purchase of Common Stock	308	18.2997	09/21/2017
Purchase of Common Stock	1,755	18.4781	09/21/2017
Purchase of Common Stock	563	18.5235	09/22/2017
Purchase of Common Stock	307	18.3857	09/26/2017
Purchase of Common Stock	7	18.4250	09/26/2017
Purchase of Common Stock	619	18.4591	09/26/2017
Purchase of Common Stock	1,725	18.6063	09/26/2017
Purchase of Common Stock	2,857	18.7027	09/26/2017
Purchase of Common Stock	4,870	18.7579	09/26/2017
Purchase of Common Stock	2,728	18.8448	09/27/2017
Purchase of Common Stock	59	18.8484	09/27/2017
Purchase of Common Stock	3,314	18.8684	09/27/2017
Purchase of Common Stock	14,137	18.8792	09/27/2017
Purchase of Common Stock	1,500	18.7363	09/28/2017
Purchase of Common Stock	828	18.8199	09/28/2017

CUSIP No. 61022P100

Purchase of Common Stock	214	19.0000	09/28/2017
Purchase of Common Stock	3,075	19.0345	09/28/2017
Purchase of Common Stock	1,883	19.0632	09/28/2017
Purchase of Common Stock	343	18.9565	09/29/2017
Purchase of Common Stock	391	18.9921	09/29/2017
Purchase of Common Stock	11	19.3750	10/03/2017
Purchase of Common Stock	30	19.3813	10/03/2017
Purchase of Common Stock	9,375	19.4100	10/03/2017
Purchase of Common Stock	9,375	19.3100	10/04/2017
Purchase of Common Stock	1,875	19.8587	10/05/2017
Purchase of Common Stock	1,696	19.8291	10/05/2017
Exercise of Forward Contract	15,010	19.0472	10/06/2017
Exercise of Forward Contract	40,026	18.6453	10/06/2017
Purchase of Common Stock	165	20.0891	10/06/2017
Purchase of Common Stock	211	19.9914	10/06/2017
Purchase of Common Stock	1,761	20.1000	10/06/2017

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	7,145	18.8074	08/07/2017
Purchase of Common Stock	980	18.8449	08/07/2017
Purchase of Common Stock	6,710	18.8144	08/08/2017
Purchase of Common Stock	1,100	18.8799	08/08/2017
Purchase of Common Stock	2,450	18.8990	08/09/2017
Purchase of Common Stock	3,502	18.9937	08/09/2017
Purchase of Common Stock	560	19.0276	08/09/2017
Purchase of Common Stock	780	18.8491	08/10/2017
Purchase of Common Stock	2,892	18.9244	08/10/2017
Purchase of Common Stock	3,391	18.9432	08/10/2017
Purchase of Common Stock	1,960	18.8305	08/11/2017
Purchase of Common Stock	4,500	18.9417	08/11/2017
Purchase of Common Stock	2,684	19.1294	08/14/2017
Purchase of Common Stock	3,393	19.4122	08/14/2017
Purchase of Common Stock	18,620	18.6291	08/16/2017
Purchase of Common Stock	3,430	18.7149	08/16/2017
Purchase of Common Stock	794	18.2491	08/22/2017
Purchase of Common Stock	635	18.2928	08/22/2017
Purchase of Common Stock	4,084	18.3500	08/22/2017
Sale of Common Stock	(9,807)	18.1530	08/28/2017
Purchase of Forward Contract	9,807	18.1880	08/28/2017
Sale of Common Stock	(9,807)	18.1491	08/29/2017
Purchase of Forward Contract	9,807	18.1849	08/29/2017
Sale of Common Stock	(9,807)	18.1681	08/30/2017
Purchase of Forward Contract	9,807	18.2011	08/30/2017
Sale of Common Stock	(9,807)	18.3386	08/31/2017
Purchase of Forward Contract	9,807	18.3476	08/31/2017
Sale of Common Stock	(9,807)	18.2320	09/01/2017
Purchase of Forward Contract	9,807	18.2756	09/01/2017
Sale of Common Stock	(9,806)	19.0297	09/06/2017
Purchase of Forward Contract	9,806	19.0619	09/06/2017

CUSIP No. 61022P100

Sale of Common Stock	(9,807)	19.6205	09/07/2017
Purchase of Forward Contract	9,807	19.6583	09/07/2017
Sale of Common Stock	(9,806)	19.7044	09/11/2017
Purchase of Forward Contract	9,806	19.7435	09/11/2017
Sale of Common Stock	(9,807)	19.5807	09/18/2017
Purchase of Forward Contract	9,807	19.6095	09/18/2017
Sale of Common Stock	(9,806)	18.9601	09/19/2017
Purchase of Forward Contract	9,806	18.9929	09/19/2017
Sale of Common Stock	(9,806)	18.7511	09/20/2017
Purchase of Forward Contract	9,806	18.7638	09/20/2017
Purchase of Common Stock	1,455	18.2750	09/21/2017
Purchase of Common Stock	596	18.2997	09/21/2017
Purchase of Common Stock	3,405	18.4781	09/21/2017
Purchase of Common Stock	1,091	18.5235	09/22/2017
Purchase of Common Stock	597	18.3857	09/26/2017
Purchase of Common Stock	15	18.4250	09/26/2017
Purchase of Common Stock	1,200	18.4591	09/26/2017
Purchase of Common Stock	3,347	18.6063	09/26/2017
Purchase of Common Stock	5,542	18.7027	09/26/2017
Purchase of Common Stock	9,447	18.7579	09/26/2017
Purchase of Common Stock	5,293	18.8448	09/27/2017
Purchase of Common Stock	115	18.8484	09/27/2017
Purchase of Common Stock	6,430	18.8684	09/27/2017
Purchase of Common Stock	27,427	18.8792	09/27/2017
Purchase of Common Stock	2,910	18.7363	09/28/2017
Purchase of Common Stock	1,607	18.8199	09/28/2017
Purchase of Common Stock	415	19.0000	09/28/2017
Purchase of Common Stock	5,965	19.0345	09/28/2017
Purchase of Common Stock	3,654	19.0632	09/28/2017
Purchase of Common Stock	666	18.9565	09/29/2017
Purchase of Common Stock	758	18.9921	09/29/2017
Purchase of Common Stock	24	19.3750	10/03/2017
Purchase of Common Stock	65	19.3813	10/03/2017
Purchase of Common Stock	20,250	19.4100	10/03/2017
Purchase of Common Stock	20,250	19.3100	10/04/2017
Purchase of Common Stock	4,050	19.8587	10/05/2017
Purchase of Common Stock	3,663	19.8291	10/05/2017
Exercise of Forward Contract	29,419	19.0472	10/06/2017
Exercise of Forward Contract	78,454	18.9951	10/06/2017
Purchase of Common Stock	356	20.0891	10/06/2017
Purchase of Common Stock	456	19.9914	10/06/2017
Purchase of Common Stock	3,805	20.1000	10/06/2017

CUSIP No. 61022P100

blr partners LP

Purchase of Common Stock	75,000	18.6000	08/16/2017
Purchase of Common Stock	2,700	18.2491	08/22/2017
Purchase of Common Stock	2,161	18.2928	08/22/2017
Purchase of Common Stock	13,889	18.3500	08/22/2017
Purchase of Common Stock	5,000	18.2750	09/21/2017
Purchase of Common Stock	2,050	18.2997	09/21/2017
Purchase of Common Stock	11,700	18.4781	09/21/2017
Purchase of Common Stock	3,750	18.5235	09/22/2017
Purchase of Common Stock	2,050	18.3857	09/26/2017
Purchase of Common Stock	50	18.4250	09/26/2017
Purchase of Common Stock	4,125	18.4591	09/26/2017
Purchase of Common Stock	11,500	18.6063	09/26/2017
Purchase of Common Stock	19,045	18.7027	09/26/2017
Purchase of Common Stock	32,463	18.7579	09/26/2017
Purchase of Common Stock	18,188	18.8448	09/27/2017
Purchase of Common Stock	397	18.8484	09/27/2017
Purchase of Common Stock	22,094	18.8684	09/27/2017
Purchase of Common Stock	94,250	18.8792	09/27/2017
Purchase of Common Stock	10,000	18.7363	09/28/2017
Purchase of Common Stock	5,522	18.8199	09/28/2017
Purchase of Common Stock	1,425	19.0000	09/28/2017
Purchase of Common Stock	20,500	19.0345	09/28/2017
Purchase of Common Stock	12,556	19.0632	09/28/2017
Purchase of Common Stock	2,288	18.9565	09/29/2017
Purchase of Common Stock	2,604	18.9921	09/29/2017
Purchase of Common Stock	75	19.3750	10/03/2017
Purchase of Common Stock	200	19.3813	10/03/2017
Purchase of Common Stock	62,500	19.4100	10/03/2017
Purchase of Common Stock	62,500	19.3100	10/04/2017
Purchase of Common Stock	12,500	19.8587	10/05/2017
Purchase of Common Stock	11,305	19.8291	10/05/2017
Purchase of Common Stock	1,097	20.0891	10/06/2017
Purchase of Common Stock	1,409	19.9914	10/06/2017
Purchase of Common Stock	11,744	20.1000	10/06/2017